Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-197476

Prospectus Supplement No. 3
(To Prospectus dated May 17, 2016)

ENERGY 11, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 100,263,158 Common Units

This Prospectus Supplement No. 3 supplements and amends the prospectus dated May 17, 2016, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus, Prospectus Supplement No. 2 dated January 18, 2017 (which was cumulative and replaced all prior supplements) and this Prospectus Supplement No. 3. This prospectus supplement is qualified by reference to the Prospectus and Prospectus Supplement No. 2, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus or Prospectus Supplement No. 2, including any supplements and amendments thereto.

This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and Prospectus Supplement No. 2.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2017.

The Table of Contents on page i of the Prospectus is hereby amended to include the following items.

TABLE OF CONTENTS

Status of the Offering	S-1
Recent Developments	S-2

The following disclosure updates the section entitled “Status of the Offering” on page 48 of the Prospectus.

STATUS OF THE OFFERING

In February 2017, the Partnership closed on the issuance of approximately 1.0 million common units at $20.00 per common unit through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $20.4 million and proceeds net of selling and marketing costs of approximately $19.2 million. As of February 28, 2017, the Partnership had completed the sale of a total of approximately 16.7 million common units for total gross proceeds of approximately $328.5 million and proceeds net of selling and marketing costs of $308.8 million. As of February 28, 2017, 83,572,716 common units remain unsold. The Partnership plans to continue to offer common units until April 24, 2017, provided that the offering will be terminated if all of the common units are sold before then.
S-1

RECENT DEVELOPMENTS

On March 8, 2017, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, L.P. (together, the “Partnership”), entered into an Interest Purchase Agreement (“Purchase Agreement”) by and among Kaiser Acquisition and Development – Whiting, LLC (“Target”), and Kaiser Acquisition and Development, LLC and George B. Kaiser (together, the “Seller”) for the potential purchase of all of the issued and outstanding limited liability company interests of Target (“Transferred Interests”) for a purchase price of $53.0 million, subject to customary adjustments. The Transferred Interests represent an approximate average 10.5% additional non-operated working interest in 82 of the Partnership’s 216 existing producing wells and 150 of the Partnership’s 257 future development locations in the Sanish field located in Mountrail County, North Dakota (“Potential Sanish Field Assets”). The Partnership currently owns an approximate 22-23% non-operated working interest in the 216 existing producing wells and 257 future development locations in the Sanish field (collectively, the “Sanish Field Assets”). If all conditions to closing on the Potential Sanish Field Assets are met under the Purchase Agreement, the Partnership’s non-operated working interest in the Sanish Field Assets would increase to approximately 26-27%.

Whiting Petroleum Corporation (NYSE:WLL), a publicly traded oil and gas company, operates the Sanish Field Assets. The Sanish field is part of the Greater Williston Basin where industry activity is focused on development of the prolific Bakken Shale formation and its close geologic cousin, the Three Forks Shale. The Bakken Shale is one of the largest oil fields in the U.S., covering an area of approximately 17,500 square miles. While oil has been produced in North Dakota from the Williston Basin since the 1950s, it is only since 2007 through the application of horizontal drilling and hydraulic fracturing technologies that the Bakken has seen an increase in production activities.

Pursuant to the Purchase Agreement, the Partnership funded a deposit of $1.0 million on March 9, 2017 (“Deposit”). The Deposit will be applied against the purchase price should a closing occur. At closing, the Partnership will be required to fund in cash up to an additional $52.0 million based on 100% of the Net Equity Proceeds, defined as gross cash proceeds from the issuance of Partnership equity interests, net of customary selling commissions and marketing expenses, received by the Partnership for the calendar month of March 2017 and continuing through the last day of the calendar month ending immediately prior to the Closing Date. The Partnership plans to enter into a promissory note payable to the Seller in the principal amount of any shortfall in the cash funded at closing and $52.0 million. The promissory note, if entered into, will have a maturity date of August 1, 2017, bear interest at an annual rate of 5% and be secured by the Potential Sanish Field Assets.

As described above, the Deposit will be applied toward the purchase price at closing. In the event the transaction does not close due to the Seller not meeting its obligations under the Purchase Agreement, the Deposit will be refunded to the Partnership. If the Partnership does not perform under the contract as a result of its diligence review or breaches the Purchase Agreement, the Seller’s sole remedy against the Partnership is the retention of the Deposit.

The closing of the Purchase Agreement is subject to the satisfaction of a number of required conditions which currently remain unsatisfied under the Purchase Agreement. Consummation of the acquisition is subject to the Partnership’s satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis and other due diligence. Accordingly, there can be no assurance at this time that all of the conditions precedent to consummating the Purchase Agreement will be satisfied, that the Partnership will find the results of its diligence investigation acceptable, or that the transaction will be successfully completed.

The description of the Purchase Agreement set forth above is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as an exhibit to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2017.

If the acquisition of the Potential Sanish Field Assets is completed, the Partnership does not intend to pursue additional acquisitions at this time.

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